Mail Stop 3720

October 5, 2006

Mr. Glen F. Post, III
Chairman of the Board and
Chief Executive Officer
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, Louisiana 71203

      RE: CenturyTel, Inc.
             Form 10-K for the fiscal year ended December 31, 2005
             Filed March 16, 2006

             Form 10-Q for the quarter ended March 31, 2006
             Filed May 3, 2006
             File No. 1-7784

Dear Mr. Post:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director